UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 14)1

Six Flags Entertainment Corporation

(Name of Issuer)

Common Stock, $0.025 par value

(Title of Class of Securities)

83001A102

(CUSIP Number)

H PARTNERS MANAGEMENT, LLC

888 Seventh Ave.

29th Floor

New York, NY 10019

Attn: Rehan Jaffer

(212) 265-4200

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 25, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83001A102

1	NAME OF REPORTING PERSON

Rehan Jaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.27%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP No. 83001A102

1	NAME OF REPORTING PERSON

H Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.27%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 83001A102

1	NAME OF REPORTING PERSON

H Partners Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,912,566
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,912,566
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,912,566
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.80%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 83001A102

1	NAME OF REPORTING PERSON

H Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,912,566
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,912,566
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,912,566
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.80%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 83001A102

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2010, as amended by Amendment No. 1 filed with the SEC on May 24, 2010, as further amended by Amendment No. 2 filed with the SEC on April 8, 2011, as further amended by Amendment No. 3 filed with the SEC on July 13, 2011, as further amended by Amendment No. 4 filed with the SEC on March 14, 2012, as further amended by Amendment No. 5 filed with the SEC on February 3, 2014, as further amended by Amendment No. 6 filed with the SEC on October 27, 2015, as further amended by Amendment No. 7 filed with the SEC on May 26, 2016, as further amended by Amendment No. 8 filed with the SEC on May 1, 2017, as further amended by Amendment No. 9 filed with the SEC on March 12, 2018, as further amended by Amendment No. 10 filed with the SEC on June 15, 2018, as further amended by Amendment No. 11 filed with the SEC on February 14, 2019, as further amended by Amendment No. 12 filed with the SEC on January 16, 2020, and as further amended by Amendment No. 13 filed with the SEC on February 3, 2020 (collectively referred to as the “Schedule 13D”), by the Reporting Persons named therein is hereby further amended and supplemented by this Amendment No. 14 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Common Stock purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 7,000,000 shares of Common Stock beneficially owned in the aggregate by the Reporting Persons is approximately $111,121,641, excluding brokerage commissions.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons bought 1,500,000 shares of Common Stock between February 24, 2020 and February 26, 2020. Following these transactions, the Reporting Persons now own 7,000,000 shares of Common Stock. The Reporting Persons continue to be optimistic about the Issuer’s long-term prospects.

6

CUSIP No. 83001A102

Item 5. Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

As of February 26, 2020, the Reporting Persons beneficially own an aggregate of 7,000,000 shares of Common Stock, or approximately 8.27% of the 84,656,792 shares of Common Stock outstanding as of February 18, 2020, as reported in the Issuer’s annual report on Form 10-K for the annual period ended December 31, 2019. These shares of Common Stock include shares of Common Stock received by the H Partners Entities in connection with the Issuer’s emergence from bankruptcy and subsequently transferred between investment funds.

(a) and (b)

1) H LP directly beneficially owns 4,912,566 shares of Common Stock, constituting approximately 5.80% of the Common Stock outstanding. As of the date of this filing, H LP has sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

2) H Capital, as the general partner of H LP, may be deemed to beneficially own 4,912,566 shares of Common Stock, constituting approximately 5.80% of the Common Stock outstanding. H Capital may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

3) H Management, as the investment manager of H Capital, H Offshore and Phoenix Capital, may be deemed to beneficially own 7,000,000 shares of Common Stock, constituting approximately 8.27% of the Common Stock outstanding. H Management may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

4) Mr. Jaffer, as the managing member of H Management, H Capital and Phoenix Capital, may be deemed to beneficially own 7,000,000 shares of Common Stock, constituting approximately 8.27% of the Common Stock outstanding. Mr. Jaffer may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) All transactions in the Common Stock by the Reporting Persons since the filing of Amendment No. 13 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in Schedule A.

7

CUSIP No. 83001A102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2020

H Partners Management, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners Capital, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners, LP

By:	H Partners Capital, LLC, its General Partner

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

/s/ Rehan Jaffer
Rehan Jaffer

8

CUSIP No. 83001A102

SCHEDULE A

Transactions in the Common Stock Since the Filing of Amendment No. 13 to the Schedule 13D

Date	Nature of Transaction	Amount of Securities Purchased/(Sold)	Low Price ($)	High Price ($)	Average Price ($)

02/24/2020	Purchase of Common Stock	600,000	30.2200	31.4900	30.8766
02/25/2020	Purchase of Common Stock	600,000	27.9400	30.5000	29.5198
02/26/2020	Purchase of Common Stock	300,000	25.1000	27.0000	26.0484